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                                                                     EXHIBIT 4.5


     The Registrant has other long-term debt agreements. The total amount of indebtedness under any one of these agreements does not exceed 5 percent of the total assets of the Registrant and its subsidiaries on a consolidated basis. The Registrant hereby agrees to furnish a copy of any such agreement to the Commission promptly upon receipt of a written request from the Commission.